Memorandum of Changes

SmartTrust 597

The Prospectus filed with this amendment to the Registration Statement on Form S-6 have been revised to reflect information regarding the execution of the Trust Agreement and the deposit of Securities on February 3, 2023 and to set forth certain statistical data based thereon. In addition, there are a number of other changes described below.

THE PROSPECTUS

Cover Page.	The date of the prospectus has been completed.

Part A	The “Investment Summary—Principal Investment Strategy” section has been updated to include the security selection date.

Part A	The “Investment Summary—Principal Risk Considerations” section has been updated to include certain risk disclosure updates in the fourth bullet point.

Part A	The “Essential Information” has been completed.

Part A	The “Fee Table” has been completed.

Part A	The “Portfolio of Investments” has been completed.

Part A	The “Statement of Financial Condition” has been completed.

Part A	The “Report of Independent Registered Public Accounting Firm” has been completed.

Back Cover.	The date of the prospectus has been completed.

Chapman and Cutler llp

February 3, 2023